Amendment to Custody Agreement

The Bank of America, N.T. & S.A. ("Custodian") and Franklin Valuemark Funds ("Trust"), a Massachussetts business trust, hereby amend their Custody Agreement of September 17, 1991, as amended April 12, 1994 ("Agreement"), to provide that the Custodian shall also be retained as custodian of the Small Cap Fund, a new series of the Trust, pursuant to the terms and conditions of the Agreement. The Custodian shall continue in its present capacity as custodian for all series of the Trust.

Dated as of:   September 19, 1995

                  FRANKLIN VALUEMARK FUNDS



          By:    ________________________________

          Title: ________________________________


              THE BANK OF AMERICA, N.T. & S.A.



           By:    _______________________________

           Title: _______________________________